

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

August 5, 2015

Mr. Guosheng Qi
Chief Executive Officer
Gridsum Holding Inc.
Jade Palace Hotel Office Building, 8th Floor
76 Zhichun Road
Haidian District, Beijing
PRC

Re: **Gridsum Holding Inc.**
               Draft Registration Statement on Form F-1
               Submitted July 10, 2015
               CIK No. 0001647338

Dear Mr. Qi:

We have reviewed your draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments.

General

1. We note numerous blank spaces throughout the prospectus. Please be advised that you should include the price, use of proceeds, dilution, capitalization, underwriting, and all other required information in an amendment to your Form F-1 prior to any distribution of preliminary prospectuses so that we may complete our review. Note that we may have additional comments once you have provided this disclosure. Therefore, please allow us sufficient time to review your complete disclosure prior to any distribution of preliminary prospectuses.

2. Please file all exhibits as soon as practicable. We may have further comments upon examination of these exhibits.

3. Please provide us with copies of your artwork prior to circulating preliminary prospectuses. Please note that we may have comments regarding this material. For guidance, see Compliance and Disclosure Interpretations, Securities Act Forms, Question 101.02, available on our website at http://www.sec.gov/divisions/corpfin/cfguidance.shtml.

4. Please supplementally provide us with copies of all written communication, as defined in Rule 405 under the Securities Act, that you or anyone authorized to do so on your behalf, present to potential investors in reliance on Section 5(d) of the Securities Act, whether or not they retain copies of the communications.

5. As soon as practicable, please furnish a statement as to whether the amount of compensation to be allowed or paid to the underwriters has been cleared with FINRA. Prior to the effectiveness of this registration statement, please provide us with a copy of the letter informing you that FINRA has no objections.

6. We note that you cite to industry research for information and statistics regarding economic trends. Please provide us with marked copies of any materials that support these and other third party statements, clearly cross-referencing a statement with the underlying factual support. Confirm for us that these documents are publicly available. Tell us whether any of the reports, other than those prepared by the government, were prepared for you or in connection with the offering. We note, by way of example only, the reference to a Forrester Research study concerning projected growth in China's online population cited at page 72, as well as to software spending as cited at page 73.

Prospectus Summary, page 1

Our Business, page 1

7. Please revise paragraph one to explain the difference between structured and

       unstructured data.

8.   Please revise to briefly explain what "average customer contribution" represents.

9.   Please revise paragraph three to briefly explain what the revenue retention ratio of 116% represents.

Key Advantages of our Solutions, page 1

10.   Please revise to briefly explain what an "SaaS offering" is.

Risk Factors, page 10

Substantial uncertainties with respect to the enactment timetable and final content of a draft new PRC Foreign Investment Law…, page 23

11.   Clarify whether there is any timetable for MOFCOM's consideration of the draft law.

As a company incorporated in the Cayman Islands…, page 36

12.   We are unable to locate your referenced discussion of the differences between Nasdaq requirements and Cayman Islands law under "Description of Share Capital – Differences in Corporate Law." Please advise or revise your disclosure, as necessary.

We will incur increased costs as a result of operating as a public company…, page 38

13.   To the extent determinable, please revise to include an estimate of the costs you expect to incur associated with operating as a public company.

Use of Proceeds, page 40

14.   To the extent practicable, please disclose the approximate amount of proceeds raised to be used for each stated purpose.

15.   Clarify whether you have any present intention to use any of the proceeds from the offering as loans or capital contributions to you PRC subsidiary or VIE in connection with your stated use of proceeds.

Shareholders' Voting Rights Proxy Agreements, page 50

16.   Please confirm or have PRC counsel's opinion include discussion of the extent that PRC law allows entities to serve as an attorney as referenced in your disclosure under this heading.

Management's Discussion and Analysis, page 54

Overview, page 54

17.   Please revise paragraph 5 to reflect the breakdown between customers who pay based on percentages, as opposed to those from whom revenues are derived on a fixed-fee based contract.

18.   With respect to the former, please consider including an example of how you would charge a customer based on a percentage of their spending in the bid management application, or the volume of data being processed.

Liquidity and Capital Resources, page 61

Financing Activities, page 63

19.   Please revise to disclose the material terms of the bank loan taken out in 2014 to establish your credit history.

Business, page 72

20.   Please revise to indicate by what measurement you determined that Gridsum is a "leading" provider of sophisticated data analysis software, be it by revenues, market share, or some other standard.

Gridsum Big Data Platform, page 75

21.   Please revise to briefly explain the significance of your solutions being built "on a distributed data warehouse architecture, using the open-source Hadoop framework."

Our Customers, page 85

Customer Use Case, page 85--87

22.   We note that revenues from Baidu's incentive program accounted for approximately 23% and 22% of your revenues in 2013 and 2014, respectively. Please revise the applicable customer use cases to demonstrate the interaction(s) between the

individual customer and the Baidu incentive program that resulted in the generation of the aggregate revenues you disclose.

Intellectual Property, page 90

23.   Please revise to indicate the expiration date of your patents.

Principal Shareholders, page 107

24.   Please tell us whether you plan to update your chart prior to effectiveness and in the preliminary prospectus to show both the effects of the conversion of preferred shares and the breakdown of each of your classes of ordinary shares as of that date.

Taxation, page 137

25.   Please revise your disclosure here to indicate whether any of the statements regarding tax matters made in this section represent the opinion of counsel. We note, for example, that you intend to file opinions as exhibits 8.1 and 8.2. Please tell us what consideration was given to including a tax opinion from PRC counsel, opining on whether you are a PRC resident enterprise for PRC tax purposes. Refer to Item 601(b)(8) of Regulation S-K.

People's Republic of China Taxation, page 137

26.   Please revise your disclosure under this heading as follows:

*   Define or clarify how ordinary shareholders may be deemed "non-resident enterprises" as referenced in the second sentence of the first paragraph under this heading. Include discussion of whether the depositary may be deemed as such in light of the depositary being an actual entity that may the registered shareholder in this offering for Cayman Island purposes;
*   Make clear whether you will withhold PRC taxes and fees, including discussing any material PRC consequences for non-payment;
*   Include discussion of any applicable treaties; and
*   Discuss the tax consequences, if any, if you are deemed a non-resident enterprise.

Consolidated Financial Statements

Notes to Consolidated Financial Statements

1. Organization and Principal Activities

(b) Reorganization, page F-9

27.   We note your disclosure in the last sentence that the entities included in the 2010
        Restructuring and 2014 Restructuring were under common control and the two
        reorganizations have been accounted for in a manner akin to a pooling of interest as if
        the company, through its wholly owned subsidiaries, had been in existence and been
        the primary beneficiary of the VIEs throughout the periods presented in the
        consolidated financial statements. Please tell us and expand your disclosure to
        identify the owners and the percentage ownership interests in each entity before the
        transactions and in the resulting combined entities.   Please identify any common
        ownership in these entities or related parties and the nature of the relationship.

6. Prepayments and Other Current Assets, page F-26

28.   We note that deposits to search engine service providers were $6,179,725 at
        December 31, 2014 or approximately 20% of your balance sheet. Please tell us and
        expand your disclosure here and in other sections of your submission to discuss the
        nature of and reasons for the deposits.

General

        If you intend to respond to these comments with an amended draft registration
statement, please submit it and any associated correspondence in accordance with the
guidance we provide in the Division's October 11, 2012 announcement on the SEC website
at http://www.sec.gov/divisions/corpfin/cfannouncements/drsfilingprocedures101512.htm.

        Please keep in mind that we may publicly post filing review correspondence in
accordance with our December 1, 2011 policy
(http://www.sec.gov/divisions/corpfin/cfannouncements/edgarcorrespondence.htm). If you
intend to use Rule 83 (17 CFR 200.83) to request confidential treatment of information in the
correspondence you submit on EDGAR, please properly mark that information in each of
your confidential submissions to us so we do not repeat or refer to that information in our
comment letters to you.

You may contact Sharon Virga, Staff Accountant, at (202) 551-3385, or Terry French, Accountant Branch Chief, at (202) 551-3828, if you have questions regarding comments on the financial statements and related matters. Please contact Paul Fischer, Attorney-Advisor, at (202) 551-3415, or me at (202) 551-3810, with any other questions.

Sincerely,

/s/ Larry Spirgel

Larry Spirgel
Assistant Director
AD 11 –Office of
Telecommunications

Cc: Horace L. Nash, Esq.
        Fenwick & West, LLP